June 12, 2013

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:          Gerdau S.A. Form 20-F for the year ended December 31, 2012
Filed March 28, 2013 (File No. 1-14878)

Dear Mr. Decker:

We acknowledge receipt of your letter of comments dated June 4, 2013 in respect of the captioned Form 20-F filing.  This letter will confirm our intention to complete our response by June 30, 2013.

Very truly yours,

GERDAU S.A.

By	/s/ André Pires de Oliveira Dias
Name:	André Pires de Oliveira Dias
Title:	Chief Financial Officer

Copies:       Ernest Greene
Jeanne Baker